X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

04 JAN -8 AM 7:21

04012029

DELIVERED BY MAIL

December 19, 2003

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the latest news release by X-Cal Resources Ltd., dated December 19, 2003.

Sincerely,
X-CAL RESOURCES LTD.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Karen McNair.
/km

encl.

dlw 1/13

X-Cal Resources Ltd.

TSX/XCL **December 19, 2003**

News Release

TECHNICAL REPORT ON THE SLEEPER GOLD PROPERTY FILED ON SEDAR

X-Cal Resources Ltd. has filed a revised technical report on the Sleeper Gold Property, located in Humboldt County, NV, by Richard R. Redfern, M.Sc., C.P.G. and Winthrop A. Rowe, M.Sc., C.P.G., in accordance with National Instrument 43-101.

The revised technical report supercedes any previous filings by the Company. The revisions were made to clarify various technical aspects of the project at the request of the British Columbia Securities Commission.

•••••••

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*